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                                                          EXHIBIT 4(g)(iii)


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                                                           CORPORATE/KEOGH
                                                           401(a) PLAN
                                                           ENDORSEMENT
                                                           (INDIVIDUAL)


We have issued this endorsement as part of the Contract to which it is attached to be effective on the later of the Issue Date or the following date (if any):

Notwithstanding any provisions in the Contract to the contrary:

    (a) The Contract is issued to a trust or custodial account forming part of an employer's pension or profit-sharing plan qualified under Section 401 of the Internal Revenue Code. While the Contract is in effect, You must continue to maintain the tax-qualified status of the plan. The Contract does not reflect any plan provisions; it is simply an asset of the plan.

    (b) You may not designate a Contingent Annuitant, a Joint Contract Owner, or a Beneficiary. You are the Beneficiary.

    (c) If You do not designate an Annuitant because the initial payment to the Contract represents the unallocated interests of multiple participants under the plan, then You may apply a partial withdrawal amount either to a non-transferable Annuity Option payable to a participant or to a non-transferable Joint and Survivor Annuity Option payable to a participant and his or her spouse. Other than the partial withdrawal option described above, You may not make any partial withdrawals from an Index Sub-Account under the Contract.




Signed for the Company: ______________________________________________________
                                            Secretary


END.C/K(9)/IND